

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





March 17, 2005

David E. Brown, Jr.
Alston & Bird LLP
601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: UnumProvident Corporation
Incoming letter dated January 18, 2005

Dear Mr. Brown:

This is in response to your letters dated January 18, 2005, March 4, 2005, and March 16, 2005 concerning the shareholder proposal submitted to UPC by William Steiner. We also have received letters on the proponent's behalf dated January 28, 2005, March 4, 2005, and March 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

ALSTON&BIRD LLP

601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

David E. Brown, Jr. **Direct Dial: 202-756-3345** **E-mail: dbrown@alston.com**

January 18, 2005

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Securities Exchange Act of 1934-Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, UnumProvident Corporation ("UPC"), a Delaware corporation, intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (together, the "Proponent").[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of UPC's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before UPC files its definitive 2005 Proxy Materials with the Commission. On behalf of UPC, we hereby agree to promptly forward to the Proponent and Mr. Chevedden any Staff response to this no-action request that the Staff transmits by facsimile to UPC only.

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[1] UPC received from the Proponent an initial proposal on October 7, 2004 and a revised proposal on October 26, 2004. UPC has determined to treat the revised proposal as the Proponent's submission for the 2005 Proxy Materials. The Proposal is attached hereto as Exhibit A. The original proposal and related correspondence are attached hereto as Exhibit B.

THE PROPOSAL

The Proposal recommends that UPC's By-Laws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and pursuant to Rule 14a-8(i)(6) because UPC is unable to implement the Proposal. Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareholder proposals concerning executive compensation and on many occasions concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." In *Pfizer Inc.* (avail. Feb. 18, 2003), the Staff concurred with exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," because it was unclear whether the proposal addressed only future grants or additionally required the company to amend all stock options. Likewise, in *General Electric Co.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of a proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," because the proposal failed to describe what GE's shareholders would be asked to approve if the levels of executive compensation exceeded the prescribed limits. Finally, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors" because the proposal failed to adequately define critical terms included in the proposal and to provide guidance on how the proposal should be implemented.

As explained in detail below, this precedent supports the conclusion that the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareholder approval provision is unclear; and (C) the text of the By-Law provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interacts with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Items of Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" *(emphasis added)*. The Proposal's reference to "annual compensation" is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareholders are familiar with the term because it is the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the By-Law text set forth in the Proposal specifically applies to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[2] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareholders considering the Proposal nor UPC, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that *only* the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

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[2] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

B. The Scope of the Proposal's Shareholder Approval Provision is Unclear.

The Proposal's references to obtaining shareholder approval are similarly vague and indefinite as it is unclear what UPC would be required to ask its shareholders to approve before the prescribed "limits" could be exceeded. The Proposal requires shareholder approval before UPC could "pay" certain compensation. This standard provides no guidance as to when shareholder approval must be obtained. For example, with respect to stock options, it is unclear whether shareholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders - it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans,* if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for UPC to satisfy the shareholder approval requirement by asking shareholders to approve in advance certain types of compensation under UPC's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareholder approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit UPC from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareholder consent, but sets forth exceptions and qualifications to this prohibition. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[3] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-based compensation."[4] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside

[3] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

[4] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

directors; and (3) the performance criteria were approved by shareholders. Generally, shareholder approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareholder approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This suggests that if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph provides that additional criteria different from the criteria under Section 162(m) must also be satisfied in order for compensation to be excluded from the proposed limit on executive compensation. These additional criteria are as follows: "in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan" and "in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."[5] Thus, it is unclear whether the second paragraph of the Proposal's By-Law language (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the By-Law provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Proposal's By-Law's standard) were to exercise a stock option granted under a shareholder-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's By-Law language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay

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[5] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

"'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed By-Law language were satisfied. It is not clear to either shareholders considering the Proposal, or UPC if it were to seek to implement the Proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also creates uncertainty as to how the Proposal operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year, whereas the Proposal would apply to all "officers."[6] Thus, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to the Section 162(m) limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the proposed By-Law language is satisfied (i.e., shareholder approval during the year before amounts are paid, or satisfaction of the requirements for exclusion set forth in the second paragraph of the proposed By-Law language).

Finally, the Proposal is vague and misleading because the proposed By-Law text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." Yet, the second paragraph of the By-Law text contains other exceptions that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed By-Law text could be read by different persons as having different effects. Neither shareholders considering the Proposal, nor UPC if it were to implement the Proposal, would know which interpretation the proposed By-Law language intended. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced

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[6] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

"limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Given these ambiguities, it is unclear what actions any shareholders voting for the Proposal would expect UPC to take and what actions UPC would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded Under Rule 14a-8(i)(6) Because UPC Lacks the Power to Implement the Proposal.

A company may exclude a shareholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because UPC cannot guarantee that UPC's shareholders would approve an amendment to UPC's Certificate of Incorporation, which would be necessary in order for UPC to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require UPC to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any UPC officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" *(emphasis added).* A vote of the "majority of stockholders" is also known as per capita voting. Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation . . . each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Per capita voting differs from the "one share, one vote" requirement in Section 212(a). Moreover, UPC's Certificate of Incorporation does not authorize per capita voting. *See* Exhibit C. Thus, UPC could not implement the Proposal's per capita voting requirement without first amending UPC's Certificate of Incorporation to expressly authorize it. However, Section 242(b) of the DGCL requires UPC to obtain shareholder approval before amending UPC's Certificate of Incorporation. Since UPC cannot guarantee that UPC's shareholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond UPC's power to implement.

The Staff has concurred that similar proposals requiring shareholder action on other matters in order to be implemented were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, UPC lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business. Machines Corp.* (avail. Jan. 14,1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for UPC to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what UPC would ask its shareholders to approve if the "limits" were to be exceeded. Because it would be impossible for UPC to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal Must Be Excluded, Unless Revised, Pursuant to Rule 14a-8(i)(7) Because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Staff has consistently taken the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run UPC effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal *(emphasis added). See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). Accordingly, the Proposal would restrict UPC's ability to determine the levels of compensation paid to UPC officers generally. By referencing all UPC officers, the Proposal applies to more than 200 UPC employees. The type and amount of compensation paid to UPC officers requires an intimate understanding of UPC's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of UPC, which shareholders generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the shareholders, the level and form of such compensation should appropriately be left, as an ordinary business matter, to UPC's management and Board of Directors.

We acknowledge the statement in Staff Legal Bulletin No. 14 (Jul. 13, 2001) that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that UPC may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to UPC's executive officers, because the Proposal implicates UPC's ordinary business operations.

IV. The Proponent's Identifying Information is Excludable From the Proposal Pursuant to Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits UPC to exclude a Proponent's name, address and number of voting securities held so long as UPC includes a statement that UPC will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, UPC intends to omit the Proposal's third paragraph, which contains the Proponent's name and address. UPC requests the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if UPC excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when UPC is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 756-3345 or Susan N. Roth, UPC's Corporate Secretary and Assistant General Counsel, at (423) 294-8913.

Sincerely,

David E. Brown, Jr.

Enclosures

cc: F. Dean Copeland, UnumProvident
Susan N. Roth, UnumProvident
William Steiner
John Chevedden

WDC01/158517v1

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Exhibit A

Mr. Thomas R. Watjen
UnumProvident Corporation (UNM)
1 Fountain Sq
Chattanooga TN 37402

Dear Mr. Watjen,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner [signature]　　9/28/04
William Steiner　　Date

cc: Susan N. Roth, Corporate Secretary
PH: 423 755-1011
FX: 207 770-4455
FX: 423-294-2590

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Exhibit B

Mr. Thomas R. Watjen
UnumProvident Corporation (UNM)
1 Fountain Sq
Chattanooga TN 37402

Dear Mr. Watjen,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner (signature) 9/28/04
William Steiner Date

cc: Susan N. Roth, Corporate Secretary
PH: 423 755-1011
FX: 207 770-4455
FX: 423-294-2590

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.


UNUMPROVIDENT

October 25, 2004

Mr. William Steiner
112 Abbotsford Gate
Piermont, NY 10968

Re: Shareholder Proposal

Dear Mr. Steiner:

I received the shareholder proposal you submitted to UnumProvident Corporation on October 11, 2004. To date, I have not received the verification of stock ownership that you indicated would be forwarded. Please forward verification to my attention:

Susan N. Roth
Corporate Secretary
1 Fountain Square
Chattanooga, TN 37402
(fax) 423.294.2590

You must meet the eligibility requirements as a shareholder as set forth in Rule 14a-8 for your proposal to be eligible to be included in the company's proxy statement.

Thank you.

Sincerely,

Susan N. Roth

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



DISCOUNT BROKERS

Date: 22 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1600 shares of Unumprovident Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/9/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-29-04 # of pages ▶
To Susan R. Th	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 423-294-2590	Fax #


DJF
DISCOUNT BROKERS

Date: 22 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1600 shares of Unumprovident Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/9/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it Fax Note 7671	Date 10-29 / # of pages ▶
To Susan Roth	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 423-294-2590	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit C

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 10:36 AM 06/30/1999
991266318 – 2491659

CERTIFICATE OF MERGER
OF
UNUM CORPORATION
INTO
PROVIDENT COMPANIES, INC.

Pursuant to Section 251 of the General
Corporation Law of the State of Delaware

PROVIDENT COMPANIES, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") does hereby certify as follows:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

Provident Companies, Inc.	Delaware
UNUM Corporation	Delaware

SECOND: An Agreement and Plan of Merger, dated as of November 22, 1998, as amended as of May 25, 1999 (as so amended, the "Merger Agreement"), between the Corporation and UNUM Corporation has been declared advisable, adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 of the General Corporation Law of the State of Delaware.

THIRD: The name of the corporation surviving the merger is Provident Companies, Inc., which name shall be changed in the merger to UNUMProvident Corporation (the "Surviving Corporation").

FOURTH: The Restated Certificate of Incorporation of the Corporation in effect at the time of the Merger Agreement shall be amended in its entirety so as to read in the form set forth as Exhibit A attached hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The executed Merger Agreement, including all Exhibits thereto, is on file at the principal place of business of the Surviving Corporation, the address of which is 2211 Congress Street, Portland, Maine 04122.

SIXTH: A copy of the Merger Agreement, including all Exhibits thereto, will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: This Certificate of Merger, and the merger provided for herein, shall become effective at 4:02 p.m., eastern time, on June 30, 1999.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Merger to be executed in its corporate name this 30th day of June, 1999.

PROVIDENT COMPANIES, INC.

By: [signature]
Name: J. Harold Chandler
Title: Chairman, President and Chief Executive Officer

EXHIBIT A

RESTATED
CERTIFICATE OF INCORPORATION
of
UNUMPROVIDENT CORPORATION

FIRST: The name of the Corporation is UNUMProvident Corporation.

SECOND: The address of the registered office of the Corporation in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle. The name of the Corporation's registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of capital stock which the Corporation shall have authority to issue is 750,000,000 shares, consisting of 725,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock") and 25,000,000 shares of Preferred Stock, par value $.10 per share (the "Preferred Stock").

B. Shares of Preferred Stock may be issued from time to time in one or more classes or series as may be determined from time to time by the Board of Directors of the Corporation (the "Board of Directors"), each such class or series to be distinctly designated. Except in respect of the particulars fixed by the Board of Directors for classes or series provided for by the Board of Directors as permitted hereby, all shares of Preferred Stock shall be of equal rank and shall be identical. All shares of any one series of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. The voting rights, if any, of each such class or series and the preferences and relative, participating, optional and other special rights of each such class or series and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other classes or series at any time outstanding; and the Board of Directors of the Corporation is hereby expressly granted authority to fix, by resolutions duly adopted prior to the issuance of any shares of a particular class or series of Preferred Stock so designated by the Board of Directors, the voting powers of stock of such class or series, if any, and the designations, preferences and relative, participating, optional and other special rights and the qualifications, limitations and restrictions of such class or series, including, but without limiting the generality of the foregoing, the following:

(1) The distinctive designation of, and the number of shares of Preferred Stock which shall constitute, such class or series, and such number may be increased (except where otherwise provided by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

(2) The rate and time at which, and the terms and conditions upon which, dividends, if any, on Preferred Stock of such class or series shall be paid, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes, or series of the same or other classes of stock and whether such dividends shall be cumulative or non-cumulative;

(3) The right, if any, of the holders of Preferred Stock of such class or series to convert the same into, or exchange the same for, shares of any other class or classes or of any series of the same or any other class or classes of stock and the terms and conditions of such conversion or exchange;

(4) Whether or not Preferred Stock of such class or series shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions upon which, Preferred Stock of such class or series may be redeemed;

(5) The rights, if any, of the holders of Preferred Stock of such class or series upon the voluntary or involuntary liquidation of the Corporation;

(6) The terms of the sinking fund or redemption or purchase account, if any, to be provided for the Preferred Stock of such class or series; and

(7) The voting powers, if any, of the holders of such class or series of Preferred Stock.

C. Except as otherwise provided in this Certificate of Incorporation, the Board of Directors shall have authority to authorize the issuance, from time to time without any vote or other action by the stockholders, of any or all shares of stock of the Corporation of any class or series at any time authorized, and any securities convertible into or exchangeable for any such shares, and any options, rights or warrants to purchase or acquire any such shares, in each case to such persons and on such terms (including as a dividend or distribution on or with respect to, or in connection with a split or combination of, the outstanding shares of stock of the same or any other class) as the Board of Directors from time to time in its discretion lawfully may determine; *provided, however,* that the consideration for the issuance of shares of stock of the Corporation having par value (unless issued as such a dividend or distribution or in connection with such a split or combination) shall not be less than such par value. Shares so issued shall be fully paid stock, and the holders of such stock shall not be liable to any further call or assessments thereon.

D. Except as provided in this Certificate of Incorporation, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by him.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of the Board of Directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The Board of Directors shall consist of not less than three nor more than fifteen directors. The exact number of directors shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors, subject to Article III, Section 11 of the By-laws of the Corporation. The Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors constituting the entire Board of Directors.

(3) Upon, or as soon as practicable following, the filing of the Certificate of Merger to which this Certificate of Incorporation is attached, Class I Directors shall be elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of stockholders, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of Directors is changed in accordance with the terms of this Certificate of Incorporation or the By-laws, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any additional Director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. A Director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to the Director's prior death, resignation, disqualification or removal from office. The stockholders shall not have the right to remove any one or all of the Directors except for cause and in that event only by the affirmative vote of the holders of eighty percent (80%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock (as hereinafter defined) voting together as a single class. Any vacancy on the Board of Directors that results from a newly created Directorship shall only be filled by the affirmative vote of a majority of the Board of Directors then in office, and any other vacancy occurring on the Board of Directors shall only be filled by a majority of the Directors then in office, although less than a quorum,

or by a sole remaining Director. Any Director elected to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his predecessor.

(4) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such Directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto (including the resolutions adopted by the Board of Directors pursuant to Section B of Article FOURTH), and such Directors so elected shall not be divided into classes pursuant to Paragraph (2) of this Article FIFTH unless expressly provided by such terms. Election of Directors need not be by written ballot unless the By-Laws so provide.

(5) The Board of Directors may from time to time determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or document of the Corporation, except as and to the extent expressly provided by law with reference to the right of stockholders to examine the original or duplicate stock ledger, or otherwise expressly provided by law, or except as expressly authorized by resolution of the Board of Directors.

(6) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of Delaware, this Certificate of Incorporation, and the By-laws.

(7) Except as may be otherwise determined by the Board of Directors in fixing the terms of any class or series of Preferred Stock pursuant to Article FOURTH hereof, no action shall be taken by stockholders of the Corporation except at an annual or special meeting of stockholders of the Corporation and the right of stockholders to act by written consent in lieu of a meeting is specifically denied.

SIXTH: A. The Board of Directors shall have concurrent power with the stockholders as set forth in this Certificate of Incorporation to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

B. Subject to Article III, Section 11 of the By-laws, the Board of Directors may amend the By-Laws of the Corporation upon the affirmative vote of the number of directors which shall constitute, under the terms of the By-Laws, the action of the Board of Directors. Stockholders may not amend the By-Laws of the Corporation except upon the affirmative vote of at least eighty percent (80%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock voting together as a single class.

SEVENTH: A. In addition to any affirmative vote required by law, this Certificate of Incorporation, the By-Laws of the Corporation or otherwise, except as otherwise expressly provided in Section B of this Article SEVENTH, the Corporation shall not engage, directly or indirectly, in any Business Combination (as hereinafter defined) with an Interested Stockholder (as hereinafter defined) without the affirmative vote of (i) not less than eighty percent (80%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock voting together as a single class, and (ii) not less than a majority of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock which are beneficially owned by persons other than such Interested Stockholder voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

B. The provisions of Section A of this Article SEVENTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law, this Certificate of Incorporation, the By-Laws of the Corporation, or otherwise, if such Business Combination shall have been approved by a majority (whether such approval is made prior to or subsequent to the acquisition of beneficial ownership of Voting Stock that caused the Interested Stockholder to become an Interested Stockholder) of the Continuing Directors (as hereinafter defined).

C. For the purposes of this Certificate of Incorporation:

(1) The term "Business Combination" shall mean:

(a) any merger or consolidation of this Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder or (ii) any other corporation (whether or not itself an Interested Stockholder) which is or after such merger or consolidation would be an Affiliate or Associate of an Interested Stockholder; or

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) between the Corporation or any Subsidiary and any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder involving any assets or securities of the Corporation, any Subsidiary or any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder the value of which would constitute, immediately prior to such transaction, a Substantial Part (as hereinafter defined) of the assets of the Corporation; or

(c) the adoption of any plan or proposal for the liquidation or dissolution of, or similar transaction involving, the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

(d) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Capital Stock, or any securities convertible into Capital Stock or into equity securities of any Subsidiary, that is beneficially owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

(e) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) to (d).

(2) The term "Capital Stock" shall mean all capital stock of the Corporation authorized to be issued from time to time under Article FOURTH of this Certificate of Incorporation, and the term "Voting Stock" shall mean all Capital Stock which by its terms may be voted on all matters submitted to stockholders of the Corporation generally.

(3) The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

(4) The term "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan or any trust or any other entity formed for the purposes of holding Voting Stock for the purpose of funding any such plan or funding other employee benefits for employees of the Corporation or any Subsidiary, in each case when acting in such capacity) who (a) is the beneficial owner of Voting Stock representing fifteen percent (15%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or (b) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing fifteen percent (15%) or more of the votes entitled to be cast by the holders of all then outstanding share of Voting Stock.

(5) A person shall be a "beneficial owner" of any Capital Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its

Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or (c) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock. For the purposes of determining whether a person is an Interested Stockholder pursuant to Paragraph 4 of this Section C, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of Paragraph 5 of this Section C, but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act"), (the term "registrant" in Rule 12b-2 meaning in this case the Corporation).

(7) The term "Subsidiary" means any corporation of which a majority of any class of equity security is beneficially owned by the Corporation; *provided, however,* that for the purposes of the definition of Interested Stockholder set forth in Paragraph 4 of this Section C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is beneficially owned by the Corporation.

(8) The term "Continuing Director" means any member of the Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director, while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors. In order for a Business Combination or other action to be approved, or a fact or other matter to be determined, "by a majority of the Continuing Directors" hereunder, there must be one or more Continuing Directors then serving on the Board of Directors.

(9) The term "Substantial Part" means assets having an aggregate Fair Market Value (as hereinafter defined) in excess of ten percent (10%) of the book value of the total consolidated assets of the Corporation and its Subsidiaries as of the end of the Corporation's most recent fiscal year ending prior to the time the stockholders of the Corporation would be required to approve or authorize the Business Combination involving assets constituting any such Substantial Part.

(10) The term "Fair Market Value" means (a) in the case of cash, the amount of such cash; (b) in the case of stock, the highest closing sale price, during the 30-day period immediately preceding the date in question, of a share of such stock on the Composite Tape for New York Stock Exchange, Inc. Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, Inc., or, if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Act on which such stock is listed, or if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock, during the 30-day period preceding the date in question, on the National Association of Securities Dealers, Inc. Automated Quotation System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

D. A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article SEVENTH, on the basis of information known to them after reasonable inquiry, (a) whether a person is an Interested Stockholder, (b) the number of shares of Capital Stock or other securities beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another and (d) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by this Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value in excess of the amount set forth in Paragraph 1(b) of Section C of this Article SEVENTH. Any such determination made in good faith shall be binding and conclusive on all parties.

E. Nothing contained in this Article SEVENTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

EIGHTH: When considering a merger, consolidation, Business Combination or similar transaction, the Board of Directors, committees of the Board, individual directors and individual officers may, in considering the best interests of the Corporation and its stockholders, consider the effects of any such transaction upon the employees, customers and suppliers of the Corporation, and upon communities in which offices of the Corporation are located.

NINTH: Notwithstanding any other provisions of this Certificate of Incorporation or the By-Laws of the Corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation), (i) the affirmative vote of the holders of not less than eighty percent (80%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles FIFTH and SIXTH, and (ii) the affirmative vote of the holders of (x) not less than eighty percent (80%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock voting together as a single class, and (y) not less than a majority of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock which are beneficially owned by persons other than Interested Stockholders, if any, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles SEVENTH and NINTH; *provided, however,* that, with respect to Articles FIFTH, SIXTH, SEVENTH and NINTH such special voting requirements shall not apply to, and such special votes shall not be required for, any amendment, repeal or adoption recommended by the Board if a majority of the directors then in office are persons who would be eligible to serve as Continuing Directors.

TENTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal of modification of this Article TENTH by the stockholders of the Corporation shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ELEVENTH: Subject to the provisions of this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or thereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

UnumProvident Corporation (UNM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding …" which does not seem to be per capita voting.

If UnumProvident insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then the company could then concurrently adopt per capita voting under Delaware law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

The company disingenuously claims that it has a de-facto "Absence of Power/authority" cited in rule 14a-8(I)(6) because "the Company cannot guarantee that the Company's shareholders would approve an amendment to the Company's certificate of incorporation …." Then the company disingenuously cites a number of purported precedents (such as "to ensure ethical behavior by employees") that do not rely on a shareholder approval in any manner.

Statement From a Professional Proxy Solicitor

The company also lacks any back-up statement from a professional proxy solicitor on the likelihood of obtaining the vote needed.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:
"SEC Chief Bent On Reform
"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.
"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

Rule 14a-8(i)(6)

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval.*"

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote:
"Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Susan Roth



Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 10, 2005 1:37 AM
To: CFLETTERS@SEC.GOV
Subject: UnumProvident Corporation (UNM): No-Action Request Supplement Submitted 45-Days after "Original Letter"

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

UnumProvident Corporation (UNM)
Shareholder Position on Company No-Action Request Supplement Submitted 45-Days after "Original Letter"
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

This same proposal did not receive company concurrence in the following 2005 Staff Response Letters:
€ Bristol-Myers Squibb Company (January 19, 2005) and determined "no basis to reconsider" on March 2, 2005 notwithstanding a state law second opinion

€ CVS Corporation (February 18, 2005)
€ The Interpublic Group of Companies, Inc. (January 25, 2005)

The company gave no excuse for its untimely 45-day delay from its January 18, 2005 "Original Letter" until its untimely and short March 4, 2005 letter. Furthermore the company apparently withheld its attachment to its belated short letter for two-weeks based on the February 17, 2005 date of the attachment.

The company failed to shown good cause for not submitting a second opinion earlier

Rule 14a-8 states:
j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials,

it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following: Š

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

Rule 14a-8 does not state that companies should be allowed or encouraged to submit second opinions 45-days after the "Original Letter."

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding Š" which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

For these reasons, and the reasons in the January 28, 2005 and March 4, 2005 shareholder position letters, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Susan Roth

ALSTON&BIRD LLP
601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

David E. Brown, Jr. Direct Dial: 202-756-3345 E-mail: dbrown@alston.com

March 4, 2005



VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Securities Exchange Act of 1934-Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to supplement our letter, dated January 18, 2005 (the "Original Letter"), on behalf of our client, UnumProvident Corporation ("UPC"), relating to UPC's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (together, the "Proponent").

UPC has received an opinion of its Delaware counsel, Richards, Layton & Finger (a copy of which is attached to this letter as Exhibit A, confirming UPC's position that UPC does not have the power under the Delaware General Corporation Law to implement the Proposal and, if implemented by UPC, the Proposal would violate the Delaware General Corporation Law. Accordingly, we reiterate UPC's position that the Proposal is excludable from UPC's 2005 Proxy Materials under Rule 14a-8(i)(6) as beyond UPC's power to implement.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment, a copy of which is being mailed on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 756-3345 or Susan N. Roth, UPC's Corporate Secretary and Assistant General Counsel, at (423) 294-8913.

Sincerely,

David E. Brown, Jr.

Enclosures

cc: Susan N. Roth, UnumProvident
William Steiner
John Chevedden

WDC01/162155v1

Exhibit A

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM


RECD S.E.C.
MAR 4 - 2005
1086

February 17, 2005

UnumProvident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to UnumProvident Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinions as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 13, 1995, the Certificate of Amendment of the Certificate of Incorporation as filed with the Secretary of State on February 12, 1997, the Certificate of Merger of the Company as filed with the Secretary of State on June 30, 1999, the Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State on June 30, 1999, the Certificate of Merger of the Company as filed with the Secretary of State on May 30, 2003 and the Certificate of Merger of the Company as filed with the Secretary of State on December 22, 2004 (collectively, the "Certificate");

(ii) the Amended and Restated Bylaws of the Company as filed as Exhibit 3.2 to the Company's Form 10Q for the quarterly period ending June 30, 2004 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For the purpose of rendering our opinions as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal recommends that the Bylaws be amended to add the following language:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

DISCUSSION

You have asked our opinion as to whether the Company has the power and the authority to adopt the Proposal and, if implemented by the Company, whether the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The Proposal requests that the Company amend the Bylaws to provide that the officers of the Company may receive annual compensation in excess of prescribed limitations only if a "majority of the stockholders" of the Company approve such compensation within one year preceding the payment of such compensation. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. As such, the "per capita" scheme set forth in the Proposal deviates from the statutory default "one-vote-per-share" rule set forth in Section 212(a) of the General Corporation Law. Section 212(a) provides, in pertinent part:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder....

8 Del. C. § 212(a). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2003) (hereinafter, "Drexler") ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) (hereinafter, "Folk") ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R Franklin Balotti & Jesse A. Finkelstein,

The Delaware Law of Corporations & Business Organizations § 7.16, at 7-31 (2005) (hereinafter, "Balotti & Finkelstein") ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added);[1] cf. 2 Model Business Corporation Act § 7.21, 7-98 (2002 Supp.) ("Every jurisdiction follows the Model Act pattern of providing that, unless otherwise provided in the articles of incorporation, each outstanding share is entitled to one vote on each matter presented for stockholder action[.]"). Section 4.3 of the Certificate provides: "The holders of Common Stock shall have one vote per share on all matters on which holders of Common Stock are entitled to vote." Thus, the Certificate does not provide for per capita voting, and implementation of the Proposal would cause the Bylaws to conflict with the Certificate.

The Delaware courts have repeatedly held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in a certificate of incorporation provision. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 342 (emphasis added). At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

---

[1] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.... It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. See also Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

In Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977), the Delaware Supreme Court again addressed the validity of a provision in a corporate document that provided stockholders with more or less than one vote per share under certain circumstances by virtue of a scaled voting provision which provided that

> each stockholder shall be entitled to one vote for every share of the common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

378 A.2d at 122 n.2. The plaintiffs contended that this provision was invalid on the basis that Section 151(a) of the General Corporation Law requires shares to have uniform voting rights. The Court noted that Section 151(a) neither permitted nor prohibited the scaled voting provision at issue. Rather, the Court concluded that the scaled voting restriction was valid under Section 212(a) of the General Corporation Law. The Court stated: "Under § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation ...." Id. at 123 (emphasis added).

The Delaware Court of Chancery upheld a per capita voting provision on similar grounds in Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd, 671 A.2d 1368 (Del. 1996). In Geier, the Delaware Court of Chancery dismissed a claim that a tenured voting provision was invalid as a matter of law. The defendant corporation's amended certificate of incorporation provided:

> common stockholders who owned their shares prior to the recapitalization and those who thereafter acquire stock and hold it for three years continuously are entitled to ten votes per share. Any stockholder not falling within one of those two categories is entitled to only one vote per share.

Slip op. at 1. The plaintiffs argued that the provision was invalid, inter alia, because it was contained in an amendment to the certificate of incorporation instead of the corporation's original certificate of incorporation. The Court disagreed, holding that as long as the voting restriction was contained in the corporation's certificate of incorporation, whether amended or otherwise, it was valid under the General Corporation Law.

The Delaware courts most recently addressed the validity of a certificate of incorporation provision that provided stockholders with something other than one-vote-per-share in Sagusa, Inc. v. Magellan Petroleum Corp., C.A. No. 12977 (Del. Ch. Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. 1994). In Sagusa, defendant Magellan's certificate of incorporation provided that "[a]ny matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting ... but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon...." Slip op. at 1. The plaintiffs argued that the per capita voting provision violated the public policy favoring one vote per share established in Section 212(a) of the General Corporation Law. The Court disagreed, finding that

> per capita voting provisions are valid under § 212(a).... The statute provides, in relevant part, "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

Slip op. at 5-6. (emphasis added). Thus, the Court upheld the per capita voting provision but only because Magellan's certificate of incorporation contained a provision authorizing a deviation from the one-vote-per-share rule.

The legislative history of Section 212(a) and the commentary with respect thereto confirm that alteration of the one-vote-per-share rule is permissible only when accomplished by a certificate of incorporation provision. Under the General Corporation Law, as originally enacted in 1883, a corporation's bylaws determined a stockholder's voting rights. In particular, Section 18 of the General Corporation Law provided that a corporation's bylaws could determine "what number of shares shall entitle the stockholders to one or more votes." 17 Del. L. Ch. 147, § 18 (1883). The Delaware Constitution of 1897, Art. 9, § 6 changed this rule by providing that "in all elections where directors are managers of stock corporations, each shareholder shall be entitled to one vote for each share of stock he may hold." See David L. Ratner, The Government of Business Corporations: Critical Reflections on the Rule of "One Share, One Vote," 56 Cornell L. Rev. 1 (1970). In 1901 and 1903, the Delaware legislature amended the Constitution to strike out Art. 9, § 6, and simultaneously, Section 17 of the General Corporation Law was enacted to become the progenitor of the present Section 212(a), providing that the one-share-one-vote rule applies "unless otherwise provided in the certificate of incorporation." 22 Del. L. Ch. 166 (1901); Brooks v. State, 79 A. 790, 793 (Del. 1911); cf. Debra T. Landis, Validity of Variations from One Share-One Vote Rule under Modern Corporate Law, § 1 ALR (4th ed. 2004) ("At common law, shareholders of a corporation were each entitled to one vote, regardless of the number of shares owned. Modernly, in the absence of an express statutory or charter provision to the contrary, each shareholder is generally entitled to one vote per share owned.").

In 1967, when the Delaware legislature approved a comprehensive revision of the General Corporation Law, commentators noted of Section 212(a):

> As in the past, each stockholder is entitled to one vote for each share of stock held by him, unless otherwise provided in the certificate of incorporation.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 334 (Prentice-Hall 1967). Section 212(a) then provided in its entirety: "Unless otherwise provided in the certificate of incorporation and subject to the provisions of section 213 of this title, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a) (1967). In 1969, a second sentence was added to Section 212(a) to clarify that per capita voting and other forms of multiple or fractional voting, when authorized by the corporation's certificate of incorporation, could be conferred on all matters submitted for stockholder action under the General Corporation Law, not just the election of directors. Commentators noted, in pertinent part:

> Section 212 of the prior statute provided that each stockholder should be entitled to one vote for each share of capital stock held by him on the record date unless the certificate of incorporation provided that he should have a different vote. This clearly authorized charter provisions which granted to a class or series of a class more than one vote per share or a fraction of a vote per share at least with respect to the election of directors. It was unclear, however, whether multiple or fractional voting rights could be validly conferred with respect to such matters as amendment of the certificate of incorporation, sale of assets and dissolution. It seemed clear from the wording of the sections governing mergers that multiple voting or fractional voting could not be recognized in a vote upon a merger. The amendment to this section makes it

> clear that the certificate of incorporation may effectively provide for such voting on all matters.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1969 Amendments to the Delaware Corporation Law 347 (Prentice-Hall 1969) (emphasis added). Similarly, the Official Comment to the 1969 amendment to Section 212(a) confirms that if stockholders are to be provided with more or less than one vote per share, a provision providing for such a vote must be included in the corporation's certificate of incorporation. The Official Comment provides:

> The amendment to Section 212(a) clarifies references in the corporation law to "a majority or other proportion of stock" where the certificate of incorporation provides for more or less than one vote per share.

2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, VII-8 (2005 Supp.) (emphasis added). Indeed, the current second sentence of Section 212(a) confirms that stockholders may have multiple or fractional votes per share only when the certificate of incorporation so provides. The second sentence of Section 212(a) provides:

> If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 Del. C. § 212(a) (emphasis added). Thus, the General Corporation Law recognizes that stockholders of a Delaware corporation may have more or less than one vote per share on any matter submitted to a vote of the corporation's stockholders under the General Corporation Law but only "if the certificate of incorporation [so] provides." 8 Del. C. § 212(a).

Because an alteration of the one-vote-per-share rule must be contained in a corporation's certificate of incorporation, the Proposal, if implemented, would violate Delaware law. Moreover, even if the Proposal were changed to request an amendment to the Certificate to implement its per capita voting scheme, the Company could not commit to implement such a Proposal. Any such amendment first must be adopted and declared advisable by the Board of Directors of the Company (the "Board") and then submitted to the stockholders for their approval. 8 Del. C. § 242. As the Court stated in Williams v. Geier:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a

> resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); Cf. Balotti & Finkelstein, at 9-18 ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders."). Thus, under the General Corporation Law, a board of directors must determine that an amendment to a certificate of incorporation is advisable prior to stockholders taking any action on the matter.

Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[2] The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 65 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be

---

[2] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

received by its stockholders in a merger to be inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation").

Thus, the Board could not commit to amend the Certificate to implement the Proposal even if the Proposal were changed to request an amendment to the Certificate because the Board would be abdicating its statutory and fiduciary obligations to determine the advisability of the amendment. Nor could the Company guarantee that the stockholders of the Company would adopt the Proposal even if the Board determined that the Proposal was advisable.

Moreover, the SEC has previously accepted our view that a stockholder proposal identical to the Proposal would violate Delaware law. Pfizer, 2005 SEC No-Action Letter, Lexis 52, at *1 (Jan. 14, 2005). The full text of this ruling is as follows:

> The proposed recommends that Pfizer amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.
>
> There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Pfizer to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

UnumProvident Corporation (UNM)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:

CVS Corporation (February 18, 2005)
The Interpublic Group of Companies, Inc. (January 25, 2005)
Bristol-Myers Squibb Company (January 19, 2005)
and determined "no basis to reconsider" on March 2, 2005

For these reasons, and the reasons in the January 28, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Susan Roth

ALSTON&BIRD LLP

601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

David E. Brown, Jr. Direct Dial: 202-756-3345 E-mail: dbrown@alston.com

March 16, 2005

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Securities Exchange Act of 1934-Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to supplement our letters, dated January 18 and March 4, 2005, on behalf of our client, UnumProvident Corporation ("UPC"), relating to UPC's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (together, the "Proponent").

Notwithstanding assertions by the Proponent in his letters dated January 28, March 4 and March 9, 2005, we understand that the Staff has previously informed a number of other companies that, in light of an opinion of counsel (substantially similar to the opinion of Richards, Layton & Finger LLP enclosed with our March 4, 2005 letter) that implementation of the Proposal would cause the company to violate state law, the staff would not recommend enforcement action if the company omitted the Proposal from their proxy materials in reliance on Rule 14a-8(i)(2). E.g., Bristol-Myers Squibb Company (Mar. 10, 2005, upon reconsideration); Hercules Incorporated (Feb. 28, 2005); JPMorgan Chase & Co. (Feb. 28, 2005); RadioShack Corporation (Feb. 28, 2005); Time Warner Inc. (Feb. 28, 2005). Accordingly, we reiterate our request that the Staff confirm that it will take no action if UPC excludes the Proposal from its 2005 Proxy Materials in reliance on Rule 14a-8(i)(2) or, alternatively, the other bases articulated in our January 18, 2005 letter.

One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax: 404-881-7777

Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
704-444-1000
Fax: 704-444-1111

90 Park Avenue
New York, NY 10016
212-210-9400
Fax: 212-210-9444

3201 Beechleaf Court, Suite 600
Raleigh, NC 27604-1062
919-862-2200
Fax: 919-862-2260

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter, a copy of which is being mailed on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 756-3345 or Susan N. Roth, UPC's Corporate Secretary and Assistant General Counsel, at (423) 294-8913.

Sincerely,

David E. Brown, Jr.

Enclosures

cc: Susan N. Roth, UnumProvident
William Steiner
John Chevedden

WDC01/163089v1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnumProvident Corporation
Incoming letter dated January 18, 2005

The proposal recommends that UPC amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that UPC may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause UPC to violate state law. Accordingly, we will not recommend enforcement action to the Commission if UPC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UPC relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel